EXHIBIT 99.1

Student Transportation Inc. Awarded New Record $187 Million Contract

10-Year Contract, 230 New Vehicles with Seat Belts and Air Conditioning, Focusing on Safety and Service

WALL, N.J., Feb. 08, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), an industry leader in safety and North America's largest independent provider of student transportation services, today announced that its subsidiary, Student Transportation of America Inc. (STA), has been awarded a new 10-year contract in Jacksonville, Florida beginning July 1, 2017 with an existing school district customer which will effectively double the size of its operations there making them the Company’s new largest customer. The contract will generate in excess of $16 million per year in revenue with fixed price increases for nine years and also includes “live load” fuel reimbursed by the school district.

“We are very pleased to have negotiated and been awarded this contract unanimously by the Board which expands our public-private partnership with Duval County School District that began in 2009. This is a very substantial contract addition for our Company. It demonstrates our ability to provide our services to a vast group of customers from rural communities to regional and major markets. We have a very good team in place already in Jacksonville and this is a great opportunity to expand in what we feel is a vibrant, growing community,” stated Gene Kowalczewski, Senior Vice President of STI’s Eastern Business Group. “Our team is already busy getting ready for a summer start-up that will require recruiting, training, staffing as well as additional facilities. We look forward to providing our exceptional service this fall to our new students and parents within Duval County School District as they become our new largest customer. The new vehicles, added safety measures and on board technology included are a credit to the school administration for their forward-thinking in school transportation.”

STA will provide Duval County School District with just over 230 brand new air conditioned school vehicles featuring innovative safety and communications equipment and the latest technological advancements. The vehicles will be equipped with seat belts, three camera digital recording systems, GPS tracking systems, two-way radios, front bumper crossing arms and the Child Check-Mate system.

The vehicles will be “SafeStop ready” allowing the district to choose if it wishes to utilize the innovative SafeStop™ mobile application that connects parents and school officials with vehicles transporting their students. The app includes a secure registration process, real-time map feature that displays the location of the bus, estimated times of arrival at the bus stop and an exclusive text alert and messaging center.

“The app lets parents know in ‘real time’ where the bus is which reduces calls to dispatch or the schools in the case of traffic delays. It also allows school officials and the Company to work together to reduce cost of excess mileage and even reduce vehicles,” added Kowalczewski.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com